PROJECT M GROUP, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "**Agreement**") of Project M Group, LLC (the "**LLC**") is entered into pursuant to the Delaware Limited Liability Company Act, Delaware Code Ann. Title 6, §§18-101, et seq. (the "**Act**"), effective as of May 1, 2017 (the "**Effective Date**"), by and among the Members set forth on Schedule A hereto, each having duly executed this Agreement or a counterpart to this Agreement intending to be legally bound by the following terms and conditions, and such other Persons who may hereafter be admitted from time to time as members in accordance with the provisions hereof.

RECITALS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The following terms shall have the meanings set forth for purposes of this Agreement:

"**Accounting Period**" means for each Fiscal Year the period beginning on the 1st of January and ending on the 31st of December; *provided, however*, that the first Accounting Period shall commence on the date of formation of the LLC and shall end on December 31, 2017; and *provided*, *further*, that, at the election of the Board of Managers, a new Accounting Period shall commence on any date on which an Additional Member is admitted to the LLC or a Member ceases to be a Member for any reason.

"**Act**" has the meaning ascribed to it in the Preamble.

"**Additional Interests**" has the meaning ascribed to it in Section 3.4(a).

"**Additional Member**" has the meaning ascribed to it in Section 3.4(b).

"**Additional Phantom Units**" has the meaning ascribed to it in Section 3.4(c).

"**Affiliates**" means, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, including, without limitation, any general partner (or member thereof), managing member (or member thereof), officer or director of such person or any venture capital fund now or hereafter existing which is controlled by one or more general

partners or managing members of, or shares the same management company (or member thereof) with, such Person.

"**Agreement**" means this Limited Liability Company Agreement of the LLC as the same may be amended from time to time.

"**Assumed Tax Rate**" means the highest effective marginal statutory combined federal, state and local income tax rate applicable to an individual residing in the Designated Jurisdiction (taking into account (a) the deductibility of state and local income taxes for federal income tax purposes, and (b) the character (long-term or short-term capital gain or ordinary) of the applicable income).

"**Award**" means a grant of Phantom Units pursuant to the Phantom Equity Plan.

"**Board of Managers**" means the LLC's Board of Managers, as constituted from time to time, as described more fully in Section 5.1. The initial Board of Managers shall consist of Enrique Abeyta.

"**Business Day**" means any day other than a Saturday, Sunday, or other day on which banks located in New York, New York are not required or authorized by law to remain closed.

"**Capital Account**" means, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 9.1(a) hereof.

"**Capital Contribution**" means, with respect to any Member, any contribution to the LLC by such Member of cash or other property. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution made by any predecessor holder of the Interest of that Member.

"**Carrying Value**" means with respect to any LLC asset, the asset's adjusted basis for U.S. federal income tax purposes, except that, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(iv)(f):

(a) the Carrying Value of any asset contributed or deemed contributed by a Member to the LLC shall be the fair market value of such asset at the time of contribution as determined by agreement of the Members (it being understood that the aggregate Carrying Value of the assets contributed by any Member as part of its initial Capital Contribution is set forth on Schedule A);

(b) the Carrying Value of any asset distributed or deemed distributed by the LLC to any Member shall be adjusted immediately prior to such distribution to equal its fair market value at such time;

(c) the Carrying Values of all LLC assets shall be adjusted to equal their respective fair market values except as otherwise provided herein:

(i) immediately prior to the date of the acquisition of any Additional Interest by any new or existing Member, other than in exchange for a *de minimis* Capital Contribution;

(ii) immediately prior to the date of the distribution of more than a *de minimis* amount of LLC property (other than a pro rata distribution) to a Member; or

(iii) the liquidation of the LLC within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

In the case of any asset that has a Carrying Value determined pursuant to clauses (i), (ii) or (iii) above, depreciation or deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis, as more fully described under the definition of Net Income and Net Loss below.

"**Certificate**" has the meaning ascribed to it in Section 2.1.

"**Class**" means a class of Units in the LLC entitling its holder to distinct rights, privileges, and obligations all as provided herein. As of the date hereof, the only authorized Classes of Units are Class A Common Units and Class B Common Units.

"**Class A Common Units**" means Common Units which are designated Class A Common Units pursuant to the terms of this Agreement.

"**Class B Common Units**" means Common Units which are designated Class B Common Units pursuant to the terms of this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Units**" means Units which are designated Common Units pursuant to the terms of this Agreement.

"**Convertible Securities**" means convertible Units or other securities convertible into or exchangeable for (i) Units or (ii) any other securities evidencing an ownership interest in the LLC, including, without limitation warrants and options.

"**Designated Jurisdiction**" means New York, New York.

"**Effective Date**" has the meaning ascribed to it in the Preamble.

"**Equity Financing**" means a bona fide equity financing pursuant to which the LLC sells Units primarily for capital raising purposes.

"**Equity Securities**" means any Units, any securities evidencing an ownership interest in the LLC, or any Convertible Securities.

"**Estimated Tax Period**" means, for each fiscal year, the periods of January 1 through March 31, April 1 through May 31, June 1 through August 31, and September 1 through December 31.

"**Estimated Tax Distribution**" has the meaning ascribed to it in Section 10.2(c).

"**Exempted Securities**" means the following (1) Units issued and (2) Units deemed issued pursuant to the following Convertible Securities:

(a) Units or Convertible Securities issued by reason of a dividend, Unit split, split-up or other distribution in respect of all Units, *pro rata* in accordance with the terms of this Agreement;

(b) Units or Convertible Securities issued to employees or directors of, or consultants or advisors to, the LLC or any of its subsidiaries pursuant to the Equity Incentive Plan;

(c) Units actually issued upon the conversion, exercise or exchange of Convertible Securities, in each case provided such issuance has been approved pursuant to the terms of this Agreement and pursuant to the terms of such Convertible Security; and

(d) Units or Convertible Securities issued pursuant to the acquisition of another entity by the LLC by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement that has been approved, if required in accordance with the terms of this Agreement.

"**Fiscal Year**" means the period from January 1 to December 31 of each year, or as otherwise required by law or as determined by the Board of Managers in its sole discretion.

"**GAAP**" means United States generally accepted accounting principles.

"**Indebtedness**" means as to any Person: (a) all obligations, whether or not contingent, of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured); (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (c) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases; (d) all indebtedness secured by any lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; and (e) all Indebtedness of any other Person referred to in clauses (a) through (d) above, guaranteed, directly or indirectly, by that Person, but excluding all obligations of such Person for deferred rent.

"**Initial Public Offering**" means a firm commitment underwritten public offering of the equity of the LLC (or its successor entity).

"**Interest**" means the Units of a Member in the LLC and includes all of the respective rights and responsibilities appurtenant thereto including the right, if any, to vote, the

Capital Account maintained for such Member and the right to receive allocations of Net Income and Net Losses pursuant to Article IX, and the right to receive distributions of cash or property of the LLC.

"**Law**" means any constitutional provision, law, statute, rule, regulation (including any stock exchange rule or regulation), ordinance, treaty, order, decree, license, permit, policy, guideline, consent, approval, certificate, judgment or decision of any governmental authority or any judgment, decree, injunction, writ, order or like action of any court or other judicial or quasi-judicial tribunal.

"**LLC**" has the meaning ascribed to it in the Preamble.

"**LLC Notice**" means written notice from the LLC notifying the selling Member that the LLC intends to exercise its Right of First Refusal as to some or all of the Transfer Units with respect to any Proposed Transfer.

"**Liquidation Event**" means, in one transaction or series of related transactions: (a) the closing of the sale, transfer or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the LLC or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the LLC constituting all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries); (b) the consummation of the merger or consolidation of the LLC with or into another entity (except a merger or consolidation effected exclusively to change the domicile of the LLC or a merger or consolidation of the LLC in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (c) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a Person or group of affiliated Persons (other than an underwriter of the LLC's securities) of the LLC's securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the LLC (or the surviving or acquiring entity) (except a transaction or series of related transactions constituting an Equity Financing in which (1) the LLC or any successor receives cash; (2) indebtedness of the LLC or such successor is converted; or (3) any combination of (1) and (2) occurs); (d) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the LLC, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the LLC (determined on a consolidated basis with all of the LLC's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the LLC immediately prior to such merger or consolidation continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially

identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the LLC or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the LLC with the LLC or another such wholly owned direct or indirect subsidiary); or (e) the liquidation, dissolution or winding up of the LLC.

"**Majority in Interest of the Members**" means, unless otherwise expressly set forth herein, the Member(s) who are entitled to vote at least a majority of the outstanding voting Units.

"**Manager**" has the meaning ascribed to it in Section 5.1(a).

"**Members**" and "**Member**" means the Persons listed as members on Schedule A (as may be amended from time to time) and any other Person that both acquires an Interest and is admitted to the LLC as a Member in accordance with the terms of this Agreement.

"**Net Income**" and "**Net Loss**" means, for each Accounting Period, an amount equal to the LLC's taxable income or loss for such Accounting Period, determined in accordance with Code Section 703(a) (it being understood that for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in such taxable income or loss) and determined in accordance with the accounting method used by the LLC for U.S. Federal income tax purposes with the following adjustments:

(e) all items of income, gain, loss or deduction allocated pursuant to Section 9.3 shall not be taken into account in computing such taxable income or loss;

(f) any income of the LLC that is exempt from U.S. Federal income taxation and not otherwise taken into account in computing Net Income and Net Loss shall be added to such taxable income or loss;

(g) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value;

(h) upon an adjustment to the Carrying Value of any asset pursuant to the definition of Carrying Value (other than an adjustment in respect of depreciation), the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss;

(i) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. Federal income tax purposes the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Net Income and Net Loss shall be an amount which bears the same ratio to such Carrying Value as the U.S. Federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (*provided* that if the U.S. Federal income tax depreciation, amortization or other cost recovery deduction is zero, the Board of Managers may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Net Income and Net Loss, *provided further* that with respect to any asset to which the remedial

allocation is applicable, depreciation, amortization or other cost recovery shall be determined under Treasury Regulations Section 1.704-3(d)(2)); and

(j) except for items set forth in clauses (a) through (e) above, any expenditures of the LLC not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income and Net Loss pursuant to this definition shall be treated as deductible items.

"**Nonrecourse Deductions**" shall be as defined in Treasury Regulations Section 1.704-2(b). The amount of Partner Nonrecourse Deductions for a Fiscal Year equals the net increase, if any, in the amount of Partnership Minimum Gain during that Fiscal Year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

"**Officer**" has the meaning ascribed to it in Section 7.1.

"**Partner Nonrecourse Debt Minimum Gain**" means an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Partnership Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.752-1(a)(2)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Partner Nonrecourse Deductions**" is defined in Treasury Regulations Section 1.704-2(i)(2).

"**Partnership Minimum Gain**" is defined in Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d).

"**Person**" means a natural person, partnership (whether general or limited and whether domestic or foreign), limited liability company (whether domestic or foreign), trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or representative capacity.

"**Phantom Equity Plan**" has the meaning ascribed to it in Section 3.2(c).

"**Phantom Units**" has the meaning ascribed to it in the Phantom Equity Plan.

"**Proposed Revenue Procedure**" has the meaning ascribed to it in Section 9.3(i).

"**Proposed Transfer**" means any Transfer of Transfer Units (or any interest therein) proposed by a Member.

"**Proposed Transfer Notice**" means written notice from a Member setting forth the terms and conditions of a Proposed Transfer.

"**Proprietary Information**" has the meaning ascribed to it in Section 14.13.

"**Prospective Transferee**" means any Person to whom a Member proposes to make a Proposed Transfer.

"**Right of First Refusal**" means the right, but not the obligation, of the LLC, or its permitted transferees or assigns, to purchase some or all of the Transfer Units with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"**Safe Harbor**" has the meaning ascribed to it in Section 9.6.

"**SEC**" means the Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder.

"**Tax Matters Partner**" has the meaning ascribed to it in Section 8.4.

"**Transfer**" has the meaning ascribed to it in Section 11.1.

"**Transfer Units**" means Units owned by a Member, or issued to a Member, after the date hereof (including, without limitation, in connection with any split, in-kind dividend, recapitalization, reorganization, or the like) subject to a potential Transfer.

"**Treasury Regulations**" means regulations issued pursuant to the Code.

"**Units**" means units of interests held by a Member representing such Member's membership interest in the LLC, whether held in the form of Common Units or other type of units as may be issued by the LLC.

"**UTA**" means United Talent Agency, LLC.

ARTICLE II

FORMATION OF LIMITED LIABILITY COMPANY

2.1 **Formation**. The LLC has been formed as a Delaware limited liability company by the execution and filing of a Certificate of Formation (as the same may be amended from time to time, the "**Certificate**") by an authorized person as required by the Act. The rights, powers, duties, obligations and liabilities of the Members (in their respective capacities as such) shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member (in its capacity as such) are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The Members hereby ratify the actions of the organizer of the LLC.

2.2 **Name and Principal Place of Business**. Unless and until amended in accordance with this Agreement and the Act, the name of the LLC will be "Project M Group, LLC." The principal place of business of the LLC shall initially be located at c/o WeWork, 81 Prospect Street, Brooklyn, NY 11201, or such other location as the Board of Managers may, from time to time, designate. The address of the LLC's registered office in the State of Delaware, and the name of the registered agent for service of process, shall be United Corporate Services, Inc., 874

Walker Road, Suite C, Dover, Delaware 19904, or such other place or person in the State of Delaware as the Board of Managers shall designate.

2.3 **Agreement**. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended. It is the express intention of the parties hereto that this Agreement and the other agreements referred to herein shall be the sole statement of agreement among them, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern even when inconsistent with or different from the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be a part of this Agreement from and after the date of such interpretation or amendment.

2.4 **Business**. The purpose of the LLC is to (i) develop and operate a digital and print media brand focused on heavy metal and hard rock music, (ii) establish and develop a related lifestyle brand, (iii) enter into, make, and perform all contracts and other undertakings relating thereto, and (iv) carry on any other business or activity relating thereto or arising therefrom and to carry on anything incidental, convenient or necessary to the foregoing. Notwithstanding the foregoing, the LLC may engage in any lawful business permitted under the Act or the laws of any jurisdiction in which the LLC may do business.

2.5 **Definitions**. Terms used but not otherwise defined in this Agreement shall have the meanings set forth in Article I.

2.6 **Term**. The term of the LLC commenced on the date the Certificate was filed with the Secretary of State of the State of Delaware in accordance with the Act and shall continue unless the LLC's existence is terminated pursuant to Article XIII of this Agreement.

ARTICLE III

MEMBERS AND INTERESTS

3.1 **Units Generally**. The Interest of each of the Members in the LLC shall consist of a number of "**Units**." Units may be issued in one or more Classes or series of Classes, as approved by the Board of Managers and such other members as may be required by this Agreement. Except as otherwise provided in this Agreement or the Act, each Member holding a Unit or Units shall have (a) the right to share in the Net Income and Net Loss of the LLC as provided in this Agreement, (b) a right to the Capital Account maintained for such Member according to Article IX hereof, (c) the right to receive distributions from the LLC as provided in this Agreement, (d) the right to receive information concerning the business and affairs of the

LLC as provided in this Agreement or non-waivable provisions of the Act; and (e) the right, if any, to vote as provided in this Agreement.

3.2 Classes of Units; Incentive Plan.

(a) Classes of Units. Initially, there shall be two Classes of Units: Class A Common Units and Class B Common Units, which shall each have the rights set forth in Section 3.1(a) through (e) of this Agreement and such other relative rights, powers and duties as are set forth in this Agreement. Subject to the terms and conditions of this Agreement, including, without limitation, this Article III and Article IV hereof, the LLC is authorized to issue an unlimited number of Units. As of the Effective Date 900,000 Common Units have been issued to Members.

(b) Conversion of Class B Common Units. Upon an Equity Financing, all outstanding Class B Common Units shall automatically be converted into Class A Common Units at the then effective conversion rate (as calculated pursuant to this Section 3.2(b) and Section 3.4(c)) and such Class B Common Units may not be re-issued by the Company. The conversion of the Class B Common Units shall be effected on a Member-by-Member basis. No fractional Units shall be issuable as a result of the conversion of the Class B Common Units; instead, the number of Class B Common Units to be issued shall be rounded to the nearest whole share (with any fractional amount being rounded downward). Each Class B Common Unit shall initially be convertible into one (1) Class A Common Unit, and the rate at which Class B Common Units convert into Class A Common Units, shall be subject to adjustment as set forth in Section 3.4(c).

(c) Incentive Plan. The LLC hereby adopts the Project M Group Phantom Unit Incentive Plan (the "**Phantom Equity Plan**") in the form attached hereto as Exhibit A. The Members hereby agree that the Board of Managers shall have the authority to administer the Phantom Equity Plan, or appoint an administrator thereof, in accordance with the terms thereof and this Agreement.

3.3 Members. The Members of the LLC, as well as the individuals who receive Awards in accordance with the terms of the Phantom Equity Plan, are set forth on Schedule A hereto. The name and place of residence of each Member is as set forth on Schedule A attached hereto. Each Member shall be entitled to review such Member's information set forth on Schedule A. Each Member hereby waives any rights such Member may otherwise have pursuant to the Act to receive, review or inspect, directly or indirectly, any other Member's information set forth on Schedule A or any other books, records or documents containing substantially equivalent information.

3.4 Additional Members; Anti-Dilution Protection.

(a) Additional Interests. The Board of Managers shall have the right to cause the LLC to issue or sell to any Persons and admit any such Person to whom any of the following are issued or sold as a Member (including Members and Affiliates of Members), in each case in accordance with the terms of this Agreement, including, without limitation, Section 3.10 hereof: (i) Units in the LLC; and (ii) obligations, evidences of Indebtedness or Convertible Securities;

(the foregoing clauses (i) or (ii), collectively, "**Additional Interests**"); provided that any issuance or sale of Additional Interests shall also require the consent of the Members necessary to amend this Agreement pursuant to Section 14.1(a). The Board of Managers shall have the right to cause the LLC to issue such Additional Interests subject to repurchase or forfeiture based on vesting, and the Board of Managers shall have the right to cause the LLC to repurchase or reacquire such Additional Interests pursuant to the terms governing the vesting of such Additional Interests. Upon any such repurchase or forfeiture, such repurchased or reacquired Additional Interests may be resold and reissued pursuant to the terms of this Article III. If (x) an Additional Interest is issued in accordance with the terms of this Agreement or (y) an Award is made in accordance with the terms of the Phantom Equity Plan, the Board of Managers shall amend Schedule A without the further vote, act or consent of any other Person to reflect the issuance of such Additional Interest or the grant of such Award and, upon the amendment of such Schedule A, such Member shall be issued its Additional Interest.

(b) Additional Members. In order for a Person, other than an existing Member, to be admitted as a Member of the LLC with respect to an Additional Interest as defined in Section 3.4(a) above: (i) such Additional Interest shall have been issued or sold in accordance with the terms of this Agreement; and (ii) such Person shall have delivered to the LLC a counterpart signature page to this Agreement and shall have delivered such other documents and instruments as the Board of Managers determines to be necessary or appropriate and as are consistent with the terms of this Agreement in connection with the issuance or sale of such Additional Interest to such Person or to effect such Person's admission as a Member. Upon the satisfaction of the foregoing, such Person shall be admitted as an additional Member (an "**Additional Member**") and deemed listed as such on the books and records of the LLC and thereupon shall be issued its Additional Interest. The Board of Managers shall thereupon amend Schedule A without the further vote, act or consent of any other Person to reflect such new Person as a Member and such new Member's Interests, it being understood that the failure of the Board of Managers to so amend Schedule A shall not invalidate the issuance of the Additional Interests to such Additional Member or invalidate the admission of such Additional Member as a Member of the LLC.

(c) Anti-Dilution Protection. In the event the LLC shall at any time after the date hereof (but prior to the conversion of the Class B Common Units), (i) issue Additional Interests or (ii) grant more than 100,000 Phantom Units under the Phantom Equity Plan ("**Additional Phantom Units**"), the conversion rate of the Class B Common Units shall thereafter increase such that each Class B Common Unit will convert into a number of Class A Common Units that represents the same ownership interest of the LLC (on a fully diluted basis, and giving effect to the Additional Phantom Units as if they were actual Units) as such Class B Common Unit represented immediately prior to the issuance of such Additional Interests or Phantom Units; provided that the foregoing provision of this Section 3.4(c) shall not apply to (x) Exempted Securities or (y) Awards of Phantom Units that do not exceed 100,000 Phantom Units in the aggregate. For the avoidance of doubt, following a conversion into Class A Common Units, the Class B Common Units shall no longer be entitled to the protections set forth in this Section 3.4(c).

3.5 **Resignation or Withdrawal of a Member**. Except as specifically provided herein, and subject to the provisions for Transfers contained in Article XI, no Member shall have the right to resign or withdraw from membership in the LLC or withdraw its Interest in the LLC.

3.6 **Meetings of the Members**.

(a) Annual Meetings. Annual meetings of Members entitled to vote shall be held at such date and time as shall be designated from time to time by the Board of Managers and stated in the notice of the meeting.

(b) Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called by the Board of Managers, and shall be called by the LLC at the request of Members holding at least 20% of the Common Units (any Units held by an Affiliate of a Member shall be treated as owned by such Member for purposes of determining the number of Units held by such Member). Business transacted at any special meeting of Members shall be limited to the purposes stated in the notice.

(c) Place of Meeting. All meetings of Members shall be held at such place within or without the State of Delaware as the Board of Managers shall designate, including but not limited to by means of remote communication as herein provided.

(d) Notice of Meetings. Notice of all meetings of Members, stating the time, place and purpose of the meeting, shall be delivered at least three (3) Business Days before the meeting. Any adjourned meeting may be held as adjourned without further notice, *provided* that any adjourned session or sessions are held within 90 days after the date set for the original meeting. No notice need be given (i) to any Member if a written waiver of notice, executed before or after the meeting by such Member or his, her or its attorney thereunto duly authorized, is filed with the records of the meeting, or (ii) to any Member who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him, her or it. A waiver of notice need not specify the purposes of the meeting.

(e) Quorum. A quorum shall be present at any meeting of the Members if a Majority in Interest of the Members are represented at the meeting in person or by proxy, except as otherwise provided by law. Once a quorum is present at the meeting of the Members, the Members represented in person or by proxy and entitled to vote at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members represented in person or by proxy and entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Common Units shall be present or represented.

(f) Proxies. Interests of Members may be voted in person or by an agent or agents authorized by a written proxy executed by such Member or his, her or its duly authorized agent, which shall be filed by the LLC with the Board of Managers (or an Officer duly authorized by the Board of Managers (including, without limitation, a secretary of the LLC) for

such purpose) at or before the meeting at which it is to be used. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger, *provided* that no proxy shall be voted on or after three years from its date unless the proxy provides for a longer period. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or of his, her or its legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given.

(g) Electronic Communications. Members may participate in any meeting of Members by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(h) Voting on Matters. For purposes of voting on matters (other than a matter for which the affirmative vote of a specified portion of the Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members) at any meeting of the Members at which a quorum is present, the act of the Members shall be the affirmative vote of Members holding a majority of the Units represented at such meeting (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control). For any vote taken by written consent in lieu of a meeting (other than with respect to a matter for which the affirmative vote of a specified portion of the Members or a Class of Members is required by the Act or this Agreement, in which case the act of the Members shall be such specified portion of the Members or Class of Members), the act of the Members shall be the affirmative written consent of a Majority in Interest of the Members (unless the Act requires a greater percentage to approve such matters, in which case the Act shall govern and control).

3.7 Action by Written Consent. Any action required to be taken at any annual or special meeting of Members or otherwise (including without limitation any consent, approval, vote or other action of the Members required or contemplated under or by this Agreement, the Act or otherwise), may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members required to approve such action as set forth in the last sentence of Section 3.6(h) above. Unless the consent of all Members entitled to vote has been solicited in writing, prompt notice of the taking of action by Members without a meeting pursuant to this Section 3.7 by less than unanimous written consent shall be given to each of those Members who have not consented in writing at least three (3) Business Days subsequent to the effective date of such action.

3.8 Limited Liability of Members. No Member or any of its Affiliates shall have any liability for the debts, obligations or liabilities of the LLC or of any other Member or their respective Affiliates. The debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no Member or former Member shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member or former Member.

3.9 Members Access to Certain Information. To the extent required by, and subject to the limitations set forth in, Section 18-305 of the Act, the LLC shall make available,

upon three (3) Business Days' prior written notice to the LLC, for inspection at reasonable times during business hours by a Member, the most recent balance sheet and income statement of the LLC and such other information and documents required by such Section 18-305 to be made available to Members, *provided, however*, that a Member shall not be entitled to submit more than one (1) such written notice per month.

3.10 General Voting Rights. Whether by person or by proxy, each Member shall have the right to one (1) vote for each Unit held by it. No Member who has assigned all of his, her or its Units shall have any right to vote on any matter. A Member who has assigned some, but not all, of his, her or its Units shall be treated as a Member and entitled to a vote on all matters to the extent of his, her or its retained Units. Except for this Agreement, no Member shall deposit any Units owned by such Member in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

ARTICLE IV

CONTRIBUTIONS TO CAPITAL; WITHDRAWALS; ADVANCES

4.1 Capital Contributions. Each Member has made, or concurrently with the execution of this Agreement is making, a Capital Contribution to the LLC in the amount set forth in the records of the LLC. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or share of the capital of the LLC, except as expressly provided herein. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets of the LLC for return of such Member's Capital Contributions to the extent permitted herein. Each Member holds an Interest in the LLC represented by the Common Units set forth opposite the Member's name on Schedule A.

4.2 Additional Capital Contributions. Except as otherwise provided herein, no Member shall be permitted or required to make any additional Capital Contribution without the consent of the Board of Managers and such Member.

4.3 No Right of Withdrawal. No Member shall have the right to withdraw or receive any return of, or interest on, any portion of such Member's contributions to capital of, or to receive any distributions from, the LLC, except as provided in Articles X and XIII.

4.4 Advances. If any Member shall advance any funds to the LLC in excess of its Capital Contributions, the amount of such advance shall neither increase its Capital Account nor entitle that Member to any increase in its share of the distributions of the LLC. The amount of any such advance shall be a debt obligation of the LLC to such Member and shall be repaid to it by the LLC with interest at a rate and upon such other terms and conditions which the Board of Managers determines in good faith are, taken as a whole, not materially less favorable to the LLC than would be available to the LLC from an unrelated commercial lender, as shall be agreed by the LLC and such Member. Any such advance shall be payable and collectible only out of LLC assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any loan to the LLC shall have or acquire, as a result of making such loan,

any direct or indirect interest in the profits, capital or property of the LLC, other than as a creditor.

ARTICLE V

MANAGEMENT AND RESTRICTIONS

5.1 Management by the Board of Managers.

(a) Management by the Board of Managers. Subject to the limitations set forth in this Agreement, the Certificate or the Act, the business and affairs of the LLC shall be managed by or under the direction of the Board of Managers, who may exercise all powers of the LLC and do all lawful acts on behalf of the LLC. The Board of Managers shall have full, exclusive and complete discretion to take all such actions as it deems necessary or appropriate to accomplish the purposes of the LLC as set forth herein. The Board of Managers acting collectively shall be a "**manager**" within the meaning of Section 18-101(10) or Section 18-402 of the Act and no individual Manager shall be a "**manager**" except if he or she is so designated by the Board of Managers. No Manager or Member acting in his or her individual capacity shall have the right, power or authority to act on behalf of or bind the LLC, except (i) that a Manager or Member who is also an Officer of the LLC may act on behalf of or bind the LLC in his or her capacity as an Officer of the LLC to the extent that he or she is authorized to do so or (ii) to the extent a Manager or Member is so authorized by the Board of Managers.

(b) Size of the Board of Managers. The Board of Managers shall initially be comprised of one (1) Manager, which number may be increased by amendment to this Agreement pursuant to Section 14.1. The Manager may be removed at any time by a Majority in Interest of the Members and in the event of a vacancy in the Board of Managers resulting or proposed to result from the removal of a Manager, such vacancy shall be filled by vote of a Majority in Interest of the Members and the LLC shall take such reasonable actions as are necessary to facilitate such removals or appointments, including, without limitation, calling a special meeting for the election of the Board of Managers and soliciting the votes of the appropriate Members.

(c) Compensation of the Board of Managers. The LLC shall pay the Board of Managers its reasonable out-of-pocket expenses, if any, in connection with its responsibilities to the LLC. No such payment shall preclude any Member from serving the LLC in any other capacity and receiving compensation therefor.

(d) Observer Rights. As long as UTA owns not less than 7.5% of the outstanding Common Units, the LLC shall invite a member of UTA to attend all meetings of its Board of Managers in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to the Managers; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the LLC reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at

such meeting could adversely affect the attorney-client privilege between the LLC and its counsel or result in disclosure of trade secrets or a conflict of interest.

5.2 **Amendment of Agreement**. The Board of Managers shall have the duty and authority to amend this Agreement consistent with Section 14.1(c).

ARTICLE VI

NOTICES

6.1 **Notices**. Any notice, payment, demand or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been delivered and given for all purposes (i) if delivered personally to the party or to an officer of the party to whom the same is directed, when received by such party, (ii) if delivered by confirmed e-mail transmission, when received if received on a Business Day during normal business hours of the recipient, and if not, on the next Business Day, (iii) if sent by a nationally recognized overnight courier services, one (1) Business Day after deposit with a nationally recognized overnight carrier, specifying next Business Day delivery, with written receipt of delivery, or (iv) whether or not the same is actually received, if sent by registered or certified mail, return receipt requested, postage and charges prepaid, addressed as follows: If to the LLC, at its principal place of business, the address of which is set forth in Section 2.2; if to a Member, at such Member's address set forth on Schedule A hereto, or to such other address as such Member may from time to time specify by written notice to the Members and the LLC; such notice shall be deemed to be given five (5) days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid. Any party may by written notice to the other parties specify a different address or facsimile number for notice purposes by sending notice thereof in the foregoing manner.

6.2 **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

OFFICERS

7.1 **Officers**.

(a) The Board of Managers may, from time to time, designate one or more persons to be officers of the LLC (each such person an "**Officer**"). Any Officers designated by the Board of Managers shall have such authority and perform such duties as the Board of Managers may, from time to time, delegate to them. The Board of Managers may assign titles to particular Officers and, unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any

restrictions on such authority imposed by the Board of Managers. Any number of offices may be held by the same person. No Officer need be a resident of the State of Delaware or of the United States of America.

(b) Each Officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c) Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d) Any Officer may be removed as such, either with or without cause, by the Board of Managers whenever in the Board of Managers' judgment the best interests of the LLC will be served thereby. Any vacancy occurring in any office of the LLC may be filled by the Board of Managers.

7.2 Reliance by Third Parties. In dealing with the LLC and its duly appointed agents, no Person shall be required to inquire as to the LLC's or such agents' authority to bind the LLC.

7.3 Actions and Determinations of the LLC. Except as otherwise expressly provided herein, whenever this Agreement provides that a determination shall be made or an action shall be taken by the LLC, such determination or act shall be made or taken by the Board of Managers or, pursuant to this Agreement or with the authorization of the Board of Managers (which may be a general authorization and need not be specific as to any named person, Officer or particular transaction), by any Officer.

ARTICLE VIII

ACCOUNTING AND RECORDS

8.1 Financial and Tax Reporting. The LLC shall prepare its financial statements and its income tax information returns using such methods of accounting and tax year as the Board of Managers deems necessary or appropriate as permitted by applicable financial accounting standards, or the Code and Treasury Regulations, as relevant.

8.2 Books and Records. Proper and complete books of account and records of the business of the LLC (including those books and records identified in the Act) shall be kept at the LLC's principal office and at any other place as designated by the Board of Managers.

8.3 Tax Returns. The LLC shall cause appropriate tax reports and returns (including an IRS Form 1065, Schedule K-1) to be prepared and delivered in a timely manner to each of the Members and to any relevant tax authority within ninety (90) days after the close of each Fiscal Year (subject to reasonable delays in the event of the late receipt of any necessary financial information necessary to prepare tax returns of the LLC, but in no event later than one hundred twenty (120) days after the close of each Fiscal Year).

8.4 Tax Matters Partner. Enrique Abeyta is hereby designated as the LLC's "**Tax Matters Partner**" for purposes of the Code, to serve until its resignation or removal by the Board of Managers. If the then-serving Tax Matters Partner resigns or is removed, the Board of Managers shall appoint a new Tax Matters Partner.

ARTICLE IX

CAPITAL ACCOUNTS AND ALLOCATIONS OF NET INCOME AND NET LOSS

9.1 Capital Accounts.

(a) A separate Capital Account shall be established and maintained for each Member. The Capital Account of each Member shall be credited with such Member's Capital Contributions to the LLC (net of any liabilities secured by any contributed property that the LLC is considered to assume or take subject to), all Net Income and items of gross income allocated to such Member pursuant to Section 9.2 and any items of income or gain which are specially allocated pursuant to Section 9.3; and shall be debited with all Net Losses and items of deduction or expense allocated to such Member pursuant to Section 9.2, any items of loss or deduction of the LLC specially allocated to such Member pursuant to Section 9.3, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the LLC to such Member. To the extent not provided for in the preceding sentence, the Capital Accounts of the Members shall be adjusted and maintained in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), as the same may be amended or revised. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any Interest in the LLC in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest. Whenever the LLC would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of LLC property, the Board of Managers shall adjust the Capital Accounts of the Members if it determines that doing so would be appropriate. If Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of determining the allocation of items of income, gain, loss and deduction among the Members for tax purposes and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

(b) No Member shall be required to pay to the LLC or to any other Member the amount of any negative balance which may exist from time to time in such Member's Capital Account.

9.2 Allocations of Net Income and Net Loss. Net Income, Net Loss and items thereof of the LLC for each Fiscal Year (or other Accounting Period) shall be allocated to the Members in such manner that if the LLC were to liquidate completely after the end of such

Fiscal Year (or other Accounting Period) and in connection with such liquidation (i) sell all of its assets at their Carrying Values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (limited, in the case of nonrecourse liabilities, to the collateral securing such liability), and (iii) each Member were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, then:

(a) the distribution by the LLC of any remaining cash to the Members in accordance with their respective Capital Account balances (after crediting or debiting the Capital Accounts for any Net Income, Net Loss, items thereof and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions required to be made in connection with the liquidation) would correspond as closely as possible to the liquidating distributions that would result if the liquidating distributions had instead been made in accordance with Section 10.3; and

(b) any resulting deficit Capital Account balance (after crediting or debiting Capital Accounts for Net Income, Net Loss, items thereof, and allocations pursuant to Section 9.3 for such Fiscal Year or other Accounting Period, including any Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain resulting from the hypothetical liquidation and crediting Capital Accounts for all contributions made in connection with the liquidation) would correspond as closely as possible to the manner in which economic responsibility for LLC deficit balances, if any, would be borne by the Members under the terms of this Agreement or any collateral agreement.

9.3 Special Allocation Provisions. Notwithstanding any other provision in this Agreement:

(a) Minimum Gain Chargeback. If there is a net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any LLC taxable year, the Members shall be specially allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 9.3(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of LLC income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in its Capital Account (in excess of the amounts described in clauses (i) and (ii) of Section 9.3(c) below) created by such adjustments, allocations or distributions as promptly as possible. This Section 9.3(b) is intended to constitute a "qualified income offset" when the meaning of Treasury Regulation Section 1.704-1(b)(ii)(d).

(c) Limitation on Net Losses. If any allocation of Net Loss or an item of deduction, expenditure or loss to be made pursuant to Section 9.2 or this Section 9.3 for any Fiscal Year or other Accounting Period would cause a deficit in any Member's Capital Account (or would increase the amount of any such deficit) in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount that such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), then such Net Loss or item of deduction, expenditure or loss shall be allocated to the Members that have positive Capital Account balances (in excess of the amounts described in clauses (i) and (ii) of this section for such Member) in proportion to the respective amounts of such positive balances until all such positive balances have been reduced to zero.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of LLC income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 9.3(d) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IX have been tentatively made as if Section 9.3(c) and this Section 9.3(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions shall be allocated in accordance with the number of Units held by each Member and in the same manner as if such Nonrecourse Deductions were taken into account in determining Net Income and Net Loss for such Accounting Period or fiscal year.

(f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(j).

(g) Change in Interests. If there is a change in any Member's Interest in the LLC during any Fiscal Year, the principles of Section 706(d) of the Code shall apply in allocating Net Income and Net Loss and items thereof for such Fiscal Year to account for the variation. For purposes of applying Section 706(d), the Board of Managers may adopt any method or convention permitted under applicable Treasury Regulations. If there is a change in the Interest of any Member, then for purposes of applying Section 9.2(a) with respect to the Fiscal Period ending on the date of change, the hypothetical liquidating distributions under Section 9.2(a) shall be made on the basis of the Interests of each Member as applied before giving effect to such change.

(h) Imputed Income. To the extent the LLC has taxable interest income or expense imputed with respect to any promissory note or other obligation between any Member and the LLC, as maker and holder respectively, pursuant to Section 483, Sections 1271 through 1288, or Section 7872 of the Code, such imputed interest income or expense shall be specially

allocated to the Member to whom such promissory note relates, and such Member's Capital Account shall be adjusted as appropriate to reflect the recharacterization as interest of a portion of the principal amount of such promissory note and to reflect any deemed contribution or distribution of such interest income. The foregoing provisions of this Section 9.3(h) shall not apply to any interest or original issue discount expressly provided for in any such promissory note or other obligation.

(i) Adjustments in Connection with Compensatory Option Exercise and Forfeiture of Restricted Units. The Board of Managers is hereby authorized to interpret and implement in its reasonable discretion the allocation provisions of the proposed Treasury Regulations on compensatory partnership equity dated May 24, 2005 (REG-105346-03) and the proposed IRS Revenue Procedure published in IRS Notice 2005-43 (the "**Proposed Revenue Procedure**").

9.4 Curative Allocations. If the Board of Managers determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of LLC income, gain, loss, deduction or credit is not specified in this Article IX (an "**unallocated item**"), or that the allocation of any item of LLC income, gain, loss, deduction or credit hereunder is clearly inconsistent with the Members' economic interests in the LLC (determined by reference to the general principles of Treasury Regulation Section 1.704-1(b) and the factors set forth in Treasury Regulation Section 1.704-1(b)(3)(ii)) (a "**misallocated item**"), then the Board of Managers may allocate such unallocated items, or reallocate such misallocated items, to reflect such economic interests; *provided* that no such allocation shall have any effect on the amounts distributable to any Member (other than tax distributions), including the amounts to be distributed upon the complete liquidation of the LLC.

9.5 Tax Allocations. For income tax purposes only, each item of income, gain, loss and deduction of the LLC shall be allocated in the same manner as the corresponding items of Net Income and Net Loss and specially allocated items are allocated for Capital Account purposes; *provided* that in the case of any LLC asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Section 704(c) of the Code so as to take account of the difference between the Carrying Value and adjusted tax basis of such asset. Unless otherwise agreed by the Board of Managers, for purposes of applying the principles of Section 704(c), the LLC shall use the "traditional method" of Treasury Regulation Section 1.704-3(b).

9.6 Safe Harbor Election. The Board of Managers is hereby authorized and directed to elect the safe harbor described in section 4 of the Proposed Revenue Procedure (or any substantially similar safe harbor provided for in other IRS guidance), if and when such Revenue Procedure (or other IRS guidance) is finalized (the "**Safe Harbor**"). The LLC and each Member (including any Person to whom an Interest is Transferred by another Member) agree to comply with all requirements of the Safe Harbor while such election remains in effect, including making tax filings (if any) consistent with the applicable requirements of such Safe Harbor and any relevant Treasury Regulations. In addition, the Members agree to amend this Agreement as and if required by the finalized Revenue Procedure (or substantially similar other IRS guidance) in order to ensure that the Transfer or issuance of an Interest in connection with the provision of

services to, or on behalf of, the LLC is eligible for the benefits of the Safe Harbor. Notwithstanding the preceding sentences, no election or amendment shall be made pursuant to this Section 9.6 if the Safe Harbor, when finalized, is substantially different from the Proposed Revenue Procedure and the application of the Safe Harbor would result in materially adverse consequences to the LLC or its Members.

ARTICLE X

DISTRIBUTIONS

10.1 Distributions.

(a) Except as provided in Section 10.2, distributions of the LLC's cash or other assets to the Members shall be made at such times and in such amounts as determined by the Board of Managers; *provided* that the LLC shall retain sufficient working capital reserves as measured immediately after any proposed distribution. No Member shall be entitled to any distribution or payment with respect to such Member's Interest in the LLC except as set forth in this Agreement.

(b) Other than distributions pursuant to Section 10.2, Section 10.3 (in the event of a Liquidation Event), or Section 13.4 (upon winding up of the LLC), if the Board of Managers determines to make any distribution of cash or other assets to the Members, all such distributions shall be made to the Members pro rata in proportion to the number of Units held by each; *provided, however*, any distributions of all or substantially all of the assets of the LLC to Members will be made such that each Member receives the amount it would have been entitled to receive pursuant to Article XIII if the LLC had been wound-up on and as of the date of such distribution.

(c) Except as otherwise provided by law, no Member shall be required to restore or repay to the LLC any funds properly distributed to it pursuant to Section 10.1.

10.2 Tax Distributions.

(a) Notwithstanding Section 10.1, within ninety (90) days of the end of each Fiscal Year, the LLC shall make a distribution to each holder of Units out of any available cash of the LLC (as determined by the Board of Managers) of an amount equal to the result of (x) the product of (A) the amount of net income and gain allocated with respect to such Unit (as shown on Schedule K-1 to the LLC's IRS Form 1065) for such Fiscal Year and all prior Fiscal Years multiplied by (B) the Assumed Tax Rate with respect to such income or gain less (y) the cumulative cash distributions previously made with respect to such Unit pursuant to this Section 10.2 and Sections 10.1(b) and 10.3(b) during such Fiscal Year and all prior Fiscal Years. The determination of the tax rates to be used for purposes of the preceding sentence shall be made by the Board of Managers in its good faith discretion after consulting with the LLC's tax advisors, taking into account among other things changes in applicable tax rates over the relevant period. For the avoidance of doubt, the references to "net income and gain" in clause (x)(A) above shall mean that amount of such gross income and gain of the LLC allocated with respect to such Unit

for all Fiscal Years reduced by the gross amount of loss and deduction allocated with respect to such Unit for all Fiscal Years that is available as an offset to such income and gain.

(b) All distributions made pursuant to Section 10.2(a) above shall be treated as advances on distributions made pursuant to Section 10.1 above and Section 10.3 below, and shall (to the extent not previously taken into account pursuant to this Section 10.2) reduce the distributions otherwise distributable in accordance with the first sentence of Section 10.2(a), Section 10.1, and Section 10.3 when and as paid by the LLC.

(c) Without prejudice to the foregoing, the LLC shall make a distribution out of any available cash of the LLC (as determined by the Board of Managers) to each holder of Units as soon as practicable following the close of each Estimated Tax Period (each an "**Estimated Tax Distribution**") of each Fiscal Year in amounts equal to the estimated amount owed in respect of such Unit under Section 10.2(a) above for such Estimated Tax Period (as estimated by the Board of Managers in its good faith discretion after consulting with the LLC's tax advisors and based on the results of such quarter and using the methodology and assumptions described in the preceding sentences). Upon prior written notice, if the amount of Estimated Tax Distributions for a Fiscal Year exceed the amount otherwise distributable in accordance with the first sentence of Section 10.2(a), each Member promptly shall return to the LLC the excess distributed to such Member within the later of (i) thirty (30) days following the delivery of such prior written notice to the Members, or (ii) sixty (60) days following the end of such Fiscal Year, and if the amount of Estimated Tax Distributions for a Fiscal Year is less than the amount otherwise distributable in accordance with the first sentence of Section 10.2(a), the LLC shall promptly distribute the shortfall to the Members within ninety (90) days of the end of such Fiscal Year.

(d) Notwithstanding the foregoing, distributions pursuant to this Section 10.2 shall not be available to a Member with respect to any guaranteed payment under Code Section 707(c) or any payment to a Member not in his, her or its capacity as a Member under Code Section 707(a).

(e) Notwithstanding anything to the contrary contained in this Agreement, after taking into account distributions effected pursuant to this Section 10.2, if any, subsequent distributions with respect to each Unit pursuant to Sections 10.1 and 10.3 shall be adjusted as necessary to ensure that, over the period of time since the date of this Agreement, the aggregate cash or other property distributed with respect to such Unit under this Agreement shall be equal to the aggregate amount which would have been distributed with respect to such Unit had there been no distributions pursuant to this Section 10.2 and had this Section 10.2 not been part of this Agreement.

10.3 Liquidation Event Distributions.

(a) Upon any Liquidation Event, except a liquidation or winding up of the LLC (in which case the terms of Section 13.4 shall apply) funds and assets of the LLC determined by the Board of Managers to be available for distribution shall be distributed to the Members pro rata in proportion to the number of Units held by each.

(b) In any Liquidation Event, if the consideration received by the LLC, or payable to the Members, is other than cash, its value shall be deemed to be the fair market value as mutually determined in good faith by the Board of Managers.

10.4 Distribution Limitations. Notwithstanding any provision to the contrary contained in this Agreement, the LLC shall not make a distribution to any Member on account of its Interest in the LLC if such distribution would violate the Act or other applicable Law or breach any contract or agreement to which the LLC is a party.

ARTICLE XI

TRANSFER OF MEMBERSHIP

11.1 General Restrictions. Subject to Section 11.5, no Member may transfer, sell, encumber, mortgage, pledge, assign or otherwise dispose of, either directly or indirectly, by operation of law or otherwise (herein collectively called a "**Transfer**"), any portion of its Interest in the LLC except as expressly provided in this Article XI, and without the consent of the Board of Managers. A transferring Member will cause any proposed purchaser, pledgee, or transferee of any Interest held by such transferring Member to take and hold such transferred Interests subject to the provisions and upon the conditions specified in this Agreement.

11.2 Right of First Refusal

(a) Grant. Each Member hereby unconditionally and irrevocably grants to the LLC a Right of First Refusal to purchase all or any portion of the Transfer Units that such Member may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Any Member proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the LLC not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 11.2, the LLC must deliver a LLC Notice to the selling Member within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c) Consideration; Closing. If the consideration proposed to be paid for the Transfer Units is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Managers (unless such selling Member is the Board of Managers, in which case the fair market value of the consideration shall be determined by the LLC's outside accounting firm) and set forth in the LLC Notice. If the LLC cannot for any reason pay for the Transfer Units in the same form of non-cash consideration, the LLC may pay the cash equivalent thereof as set forth in the LLC notice. The closing of the purchase of Transfer Units by the LLC shall take place, and all payments from the LLC shall have been delivered to the selling Member, by the later of (i) the

date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

11.3 Violations of Transfer Restrictions.

(a) Transfers Void. Any purported Transfer of an Interest in the LLC in contravention of this Article XI shall be void and of no effect to, on or against the LLC, any Member, any creditor of the LLC or any claimant against the LLC and may be enjoined, and shall not be recorded on the books and records of the LLC. No distributions of cash or property of the LLC shall be made to any transferee of any Interest Transferred in violation hereof, nor shall any such Transfer be registered on the books of the LLC. The Transfer or attempted Transfer of any Interest in violation hereof shall not affect the beneficial ownership of such Interest, and, notwithstanding such Transfer or attempted Transfer, the Member making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive liquidation proceeds with respect to such Interest.

(b) Violation of Right of First Refusal. If any Member becomes obligated to sell any Transfer Units to the LLC pursuant to Section 11.2 and fails to deliver such Transfer Units in accordance with the terms of this Article XI, the LLC may, at its option, in addition to all other remedies it may have, send to such selling Member the purchase price for such Transfer Units as is herein specified and transfer to the name of the LLC on the LLC's books any certificates, instruments, or book entry representing the Transfer Units to be sold.

11.4 Effect of Assignment. Following a Transfer of an Interest that is permitted under this Article XI, the transferee of such Interest shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Interest, shall succeed to the Capital Account associated with such Interest and shall receive allocations and distributions under Articles IX and X in respect of such Interest as if such transferee were a Member.

11.5 Permitted Transfers.

(a) Transfers. Notwithstanding anything to the contrary herein, the provisions of Sections 11.2 shall not apply (i) in the case of a Member that is an entity, upon a transfer by such Member to its direct or indirect stockholders, members, partners or other equity holders, (ii) to a repurchase of Transfer Units from a Member by the LLC at a price no greater than that originally paid by such Member for such Transfer Units and pursuant to an agreement containing vesting and/or repurchase provisions approved by the Board of Managers, or (iii) in the case of a Member that is a natural person, upon a transfer of Transfer Units by such Member made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Member (or his or her spouse) (all of the foregoing collectively referred to as **"family members"**), or any other relative approved by the Board of Managers, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Member or any such family members; provided that such Transfer Units shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart

signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Member (but only with respect to the securities so transferred to the transferee), including the obligations of a Member with respect to Proposed Transfers of such Transfer Units pursuant to Article XI; and provided further in the case of any transfer pursuant to clause (i) or (iii) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b) Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Article XI shall not apply to the sale of any Transfer Units (i) to the public in an offering pursuant to an effective registration statement under the Securities Act; or (ii) pursuant to a Liquidation Event.

11.6 Legends.

(a) Any certificate representing Units shall be endorsed with the following legend, as well as with any legends as may be required by applicable federal and state securities laws:

> "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO REGISTRATION OF TRANSFER OF SUCH SECURITIES WILL BE MADE ON THE BOOKS OF THE ISSUER UNLESS SUCH TRANSFER IS MADE IN CONNECTION WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH ACT DOES NOT APPLY.
>
> "THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN WRITTEN AGREEMENT BETWEEN THE REGISTERED HOLDERS OF THE UNITS OF THE LLC (OR THE PREDECESSOR IN INTEREST TO THE UNITS). SUCH AGREEMENT RESTRICTS THE TRANSFER OF UNITS. SUCH AGREEMENT CONTAINS PROVISIONS REGARDING THE VOTING OF THE UNITS REPRESENTED BY THIS CERTIFICATE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED FROM THE ISSUER UPON WRITTEN REQUEST. BY ACCEPTING ANY INTEREST IN SUCH UNITS THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT."

(b) Any certificate issued at any time in exchange or substitution for any certificate bearing such legends shall also bear such legends, unless the Units represented thereby are no longer subject to the provisions of this Agreement or, in the opinion of the LLC (with advice from counsel to the LLC, as the LLC may deem appropriate), the restrictions imposed under the Securities Act or state securities laws are no longer applicable, in which case the applicable legend (or legends) may be removed.

11.7 Publicly Traded Partnership Limitations. Notwithstanding any other provision of this Agreement, no Transfer shall be permitted if (i) the Board of Managers determines in its sole discretion that such transaction will either cause the LLC to be characterized as a "publicly traded partnership" or will materially increase the risk that the LLC will be so characterized or (ii) such Transfer would occur in a transaction registered or required to be registered under the Securities Act. For purposes of this Section 11.7, the phrase "publicly traded partnership" shall have the meanings set forth in Section 7704(b) and 469(k) of the Code. In particular and without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.7704-1(c)).

11.8 Effective Date. Any Transfer in compliance with this Article XI shall be deemed effective on the first date as of which with the relevant requirements of this Agreement have been satisfied.

11.9 "Market Stand-Off" Agreement. Each holder of Units or other securities issued by the LLC, including securities convertible into or exercisable or exchangeable for any such Units, hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the LLC's Initial Public Offering and ending on the date specified by the LLC and the managing underwriter (such period not to exceed one hundred eighty (l80) days plus such additional period as may reasonably be requested by the LLC or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the Financial Industry Regulatory Authority and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Units, or any securities convertible into or exercisable or exchangeable for any such Units or shares held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any such Units or shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Units or shares or other securities, in cash or otherwise. The foregoing provisions of this Section 11.9 shall apply only to the LLC's Initial Public Offering of Equity Securities, shall not apply to the sale of any Units or shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Members if all officers, managers and holders of greater than one percent (1%) of the LLC's outstanding securities (on an as-converted basis) enter into similar agreements. The underwriters in connection with the LLC's Initial Public Offering are intended third-party beneficiaries of this Section 11.9 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the LLC's Initial Public Offering that are consistent with this Section 11.9 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the

restrictions of any or all of such agreements by the LLC or the underwriters shall apply to all Members subject to such agreements pro rata based on the number of Units or shares subject to such agreements.

In order to enforce the foregoing covenant, the LLC may impose stop-transfer instructions with respect to the above described securities of each Member (and the units, shares or securities (as applicable) of every other person subject to the foregoing restriction) until the end of such period.

(a) Each Member agrees that a legend reading substantially as follows shall be placed on all certificates representing the all of above described securities of each Member (and the Units, shares or securities (as applicable) of every other person subject to the restriction contained in this Section 11.9):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD OF UP TO 180 DAYS AFTER THE EFFECTIVE DATE OF THE ISSUER'S INITIAL REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE LLC AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE UNITS.

11.10 Required Sale. Notwithstanding anything contained herein to the contrary, if the Board of Managers and a Majority in Interest of the Members approve a Liquidation Event, then each Member hereby agrees with respect to all securities of the LLC which it own(s) or otherwise exercises voting or dispositive authority:

(a) In the event such transaction is to be brought to a vote at a meeting of the Members, after receiving proper notice of any meeting of the Members of the LLC to vote on the approval of a Liquidation Event, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Units of the LLC as to which it has beneficial ownership in favor of such Liquidation Event and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the LLC to consummate such Liquidation Event;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable Law at any time with respect to such Liquidation Event;

(d) to execute and deliver all related documentation and take such other action in support of the Liquidation Event as shall reasonably be requested by the LLC; and

(e) neither any of the Members hereto nor any Affiliates thereof shall deposit any Units beneficially owned by such Member or Affiliate in a voting trust or subject any such Units to any arrangement or agreement with respect to the voting of such Units.

Notwithstanding the foregoing, no Member shall be required to vote in the manner described by this Section 11.11 unless the net proceeds of such Liquidation Event are to be distributed to Members of the LLC in accordance with the Article X, hereof.

During the term of this Agreement, each of the Members agrees to vote all Units now or hereafter owned by such Member, whether beneficially or otherwise, or as to which such Member has voting power at a regular or special meeting of the Members (or by written consent) in accordance with the provisions of this Section 11.10. Upon the failure of any Member to vote their Units in accordance with the terms of this Section 11.10, such Member hereby grants to the LLC a proxy coupled with an interest in all Units owned by such Member, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 11.10 is amended to remove such grant of proxy in accordance with Section 14.1 hereof, to vote all such Units at a regular or special meeting of the Members (or by written consent) as necessary or required to effect the transactions contemplated by this Section 11.10. It is agreed and understood that monetary damages would not adequately compensate an injured Member for the breach of this Section 11.10 by any other Member, that this Section 11.10 shall be specifically enforceable, and that any breach or threatened breach of this Section 11.10 shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Member waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

11.11 Redemption. The Common Units shall not be redeemable at the option of the holder thereof.

ARTICLE XII

INDEMNIFICATION AND LIMITATION OF LIABILITY

12.1 Indemnification.

(a) For purposes of this Section 12.1(a), (i) "agent" means any Manager, former Manager, Officer, former Officer, Member and former Member; (ii) "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, legislative or investigative; and (iii) "expenses" include, without limitation, reasonable attorneys' fees and other expenses of establishing a right of indemnification under this Section 12.1(a). The LLC shall, to the fullest and broadest extent permitted by law, indemnify and hold harmless each agent (and his, her or its heirs and legal and personal representatives) against losses and damages arising out of liabilities or expenses incurred by him, her or it while acting on behalf of the LLC, regardless of whether the agent is or continues to be a Member, Manager or Officer at the time any such liability or expense is paid. Without limiting the generality of the foregoing, the LLC hereby agrees to indemnify each agent (and his, her or its heirs and legal and personal representatives), and to save and hold him, her or it harmless, from and in respect of all (1) fees, costs and expenses incurred in connection with or resulting from any demand, claim, action or proceeding against such agent (and his, her or its heirs and legal and personal representatives) or the LLC that arises out of or in any way relates to the LLC, the LLC assets, or the business or affairs of the LLC, and (2) such demands, claims, actions and proceedings and any losses or damages resulting therefrom, including judgments, fines and

amounts paid in settlement or compromise (if such settlement or compromise is approved in advance by the LLC, which approval shall not be unreasonably withheld) of any such demand, claim, action or proceeding. Notwithstanding the foregoing, this right of indemnification shall not extend to (i) conduct by an agent if it is determined by a final judgment of a court of competent jurisdiction that such agent's conduct was undertaken in bad faith, or that such agent's conduct or his, her or its acts or omissions constituted fraud, gross negligence, willful misconduct, willful breach of this Agreement, breach of a fiduciary duty owed by such agent to the LLC, recklessness, or other intentional wrongdoing, or (ii) any liability arising by reason of any act or omission of an agent subsequent to such agent ceasing to be a Member, Manager or Officer or subsequent to the termination of the LLC. The termination of any proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the agent failed to meet the applicable standard of conduct. To the extent that an agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in this Section 12.1, or in defense of any claim, issue or matter therein, the LLC shall be required to pay the expenses incurred by any such agent in connection with any such proceeding.

(b) The indemnification accorded to an agent under Section 12.1(a) shall be made solely out of the assets of the LLC, and no Member, Manager or Officer shall have any personal liability or other obligation therefor. Nothing in Section 12.1(a) shall be deemed to require any Member to make any additional Capital Contribution.

(c) If such agent wishes to make a claim under Section 12.1(a), the agent shall notify the LLC in writing within thirty (30) days after receiving notice of the commencement of any action that may result in a right to be indemnified under Section 12.1(a); provided however that the failure to notify the LLC will not relieve the LLC of any liability for indemnification pursuant to Section 12.1(a) (except to the extent that the failure to give notice will have been materially prejudicial to the LLC).

12.2 Exculpation by Members. For purposes of this Section 12.2, the term "agent" shall have the meaning assigned to such term in Section 12.1(a). No agent shall be liable to the LLC or any Member or any person who acquires any interest in the LLC for (a) honest mistakes in judgment, or for action or inaction, taken reasonably and in good faith and for a purpose that was reasonably believed to be in the best interests of the LLC or (b) losses sustained or liabilities incurred as a result of any act or omission of such agent if such act or omission did not constitute bad faith, recklessness, fraud or intentional wrongdoing on the part of the agent. Each agent may consult with counsel, accountants and other professionals in respect of LLC affairs and shall be fully protected and justified in acting, or failing to act, if such action or failure to act is in accordance with the reasonable advice or opinion of such counsel, accountant or other professional and if such counsel, accountant or other professional shall have been selected with reasonable care. Notwithstanding the foregoing, the provisions of this Section 12.2 shall not relieve any person of liability arising by reason of acting in bad faith, or if such person's conduct in the performance of its duties hereunder, or its acts or omissions, constitute recklessness, fraud, intentional wrongdoing or gross negligence. This Agreement shall be construed to give effect to the provisions of this Section 12.2 to the fullest extent permitted by law.

12.3 Limitation of Liability. Notwithstanding anything to the contrary herein contained, the debts, obligations and liabilities of the LLC shall be solely the debts, obligations and liabilities of the LLC and no Member, Manager or Officer shall be obligated personally for any such debt, obligation or liability of the LLC solely by reason of being a Member, Manager or Officer of the LLC.

ARTICLE XIII

DISSOLUTION AND TERMINATION

13.1 Dissolution. The LLC shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) the affirmative vote of a Majority in Interest of the Members; or

(b) the entry of a decree of judicial dissolution under the Act.

Except as otherwise provided herein, the death, bankruptcy, incompetency, retirement, resignation, expulsion or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the LLC, shall not dissolve or terminate the LLC. Notwithstanding any other provision of this Agreement, the bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member will not cause that Member to cease to be a member of the LLC, and upon the occurrence of such an event, the business of the LLC shall continue without dissolution. Notwithstanding any other provision of this Agreement, each Member waives any right it might have under Section 18-801(b) of the Act to agree in writing to dissolve the LLC upon the occurrence of the bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Act) of a Member or the occurrence of any other event that causes a Member to cease to be a member of the LLC.

13.2 Authority to Wind Up. Upon the dissolution of the LLC as set forth in Section 13.1, the Board of Managers shall have all necessary power and authority required to marshal the assets of the LLC, to pay the LLC's creditors, to distribute assets and otherwise wind up the business and affairs of the LLC. In particular, the Board of Managers shall have the authority to continue to conduct the business and affairs of the LLC insofar as such continued operation remains consistent, in the judgment of the Board of Managers, with the orderly winding up of the LLC.

13.3 Winding Up and Certificate of Cancellation. The winding up of the LLC shall be completed when all debts, liabilities and obligations of the LLC have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the LLC have been distributed to the Members.

13.4 Distribution of Assets. Upon dissolution and winding up of the LLC, the affairs of the LLC shall be wound up and the LLC liquidated by the Board of Managers. The assets of the LLC shall be distributed as follows in accordance with the Act:

(i) to the payment of the expenses of the winding-up, liquidation and dissolution of the LLC;

(ii) to creditors of the LLC, including, in accordance with the terms agreed among them and otherwise on a pro rata basis (based on amounts owed to them), Members who are creditors (other than in respect of distributions owing to them or to former Members hereunder), either by the payment thereof or the making of reasonable provision therefor; and

(iii) to establish reserves, in amounts established by the Board of Managers or such liquidator, to meet other liabilities of the LLC other than to the Members or former Members in respect of distributions owing to them hereunder.

The remaining assets of the LLC shall be applied and distributed among the Members as provided in Section 10.3.

The distribution of cash, securities and other property to a Member in accordance with the provisions of this Section 13.4 shall constitute a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Interest and all the LLC's property, and shall constitute a compromise to which all Members have consented within the meaning of the Act. If such cash, securities and other property are insufficient to return such Member's Capital Contributions or returns thereon, the Member shall have no recourse against the Board of Managers, other Members or Officers.

ARTICLE XIV

MISCELLANEOUS

14.1 Amendment.

(a) Except as expressly set forth herein, this Agreement may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively), including any amendment or waiver by merger, consolidation or otherwise, only with the consent of a Majority in Interest of the Members. Any amendment or waiver so effected shall be binding upon all the Parties hereto.

(b) The LLC will not, without the written consent of Majority in Interest of the Members (by vote or written consent, as provided by the Act and this Agreement), by amendment of this Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid, or consummate or agree to consummate any such action that has the effect of avoiding, the observance or performance of any of the terms to be observed or performed under this Agreement by the LLC, but will at all times in good faith assist in the carrying out of all the provisions of this Agreement

(c) Notwithstanding the foregoing provisions, (i) the Board of Managers may amend and modify the provisions of this Agreement (including Article IX) and Schedule A hereto to the extent necessary to reflect the issuance of Units or the repurchase of any Units, the granting of Awards, the admission, substitution or removal of any Member permitted under this Agreement and the election, designation, removal, vacancy or resignation of the Board of Managers (in each case subject to the approval of any such action by the requisite vote of

Members entitled to vote pursuant to this Agreement); and (ii) notwithstanding anything to the contrary in this Agreement, this Agreement may be amended or modified to the extent necessary to effectuate the issuance of Additional Interests pursuant to Section 3.4(a). Furthermore, the Board of Managers may amend this Agreement, without the consent of the Members, (i) to make a change that is necessary or desirable to cure any ambiguity or inconsistency and to make changes to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, regulation or statute of any governmental body which will not be inconsistent with this Agreement, in both cases, subject to the requirement that any Member not be materially and adversely affected; or (ii) to prevent any material and adverse effect to the LLC or any Member arising from the application of legal restrictions to any Member, subject to the requirement that no Member be adversely affected without its consent; or (iii) to reflect changes made in the composition of the Members in accordance with the provisions of this Agreement. Promptly after entering into any amendment pursuant to this Section 14.1(c), the Board of Managers shall provide the Members a copy of such amendment.

(d) No amendment will be made to Section 3.4(c) or this Section 14.1(d) without the prior written consent of a majority in interest of the Class B Common Units.

14.2 <u>Power of Attorney</u>.

(a) By signing this Agreement, each Member hereby makes, constitutes and appoints the Board of Managers, with full power of substitution and resubstitution, his, her or its true and lawful agent and attorney-in-fact for him, her or it and in his, her or its name, place and stead, to sign, execute, certify, acknowledge, file and record (i) the Certificate, (ii) all instruments amending, restating or canceling the Certificate, as the same may hereafter be amended or restated, that may be appropriate and (iii) such other agreements, instruments, elections or documents as may be necessary or advisable (a) to reflect the exercise by a Member of any of the powers granted to him, her or it under this Agreement, (b) to reflect the admission to the LLC of any Additional Member in accordance with Section 3.4, (c) that may be required of the LLC or of the Members by the laws of Delaware or any other jurisdiction, and (d) to comply with all applicable requirements associated with implementing the Safe Harbor as provided in Section 9.6. Each Member authorizes such agent or attorney-in-fact to take any further action that such agent or attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such agent or attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in and about the foregoing as fully as such Member might or could do if personally present, and hereby ratifying and confirming all that such agent or attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Each Member shall provide to the Board of Managers copies of all documents executed pursuant to the power of attorney contained in this Section 14.2.

(b) The power of attorney granted pursuant to this Section 14.2:

(i) is a special power of attorney coupled with an interest and is irrevocable;

(ii) may be exercised by such attorney-in-fact by listing all of the Members executing any agreement, certificate, instrument or document with the single signature of such attorney-in-fact acting as attorney-in-fact for all of them; and

(iii) shall survive the assignment by a Member of its Interest in the LLC, except that where the assignee thereof is admitted as a Member, the power of attorney shall survive such assignment as to the assignor Member for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document as is necessary to effect such admission.

14.3 <u>Withholding</u>. The LLC shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the LLC to withhold or make payments to any governmental authority with respect to any federal, state, local, or other jurisdictional tax liability of such Member arising as a result of such Member's Interest in the LLC. To the extent each such payment satisfies an obligation of the LLC to withhold, with respect to any distribution to a Member on which the LLC did not withhold or with respect to any Member's allocable share of the income of the LLC, each such payment shall be deemed to be a loan by the LLC to such Member (which loan shall be deemed to be immediately due and payable) and shall not be deemed a distribution to such Member. The amount of such payments made with respect to such Member, plus interest, on each such amount from the date of each such payment until such amount is repaid to the LLC at an interest rate per annum equal to the prime rate published in the *Wall Street Journal* on the date of such payment by the LLC with respect to such Member, shall be repaid to the LLC by (a) deduction from any cash distributions made to such Member pursuant to this Agreement, or (b) earlier payment by such Member to the LLC, in each case as determined by the LLC in its discretion. The LLC may, in its discretion, defer making distributions to any Member owing amounts to the LLC pursuant to this Section 14.3 until such amounts are paid to the LLC and shall in addition exercise any other rights of a creditor with respect to such amounts. Each Member agrees to indemnify and hold harmless the LLC and each of the Members, from and against liability for taxes, interest, or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to said Member. Any amount payable as indemnity hereunder by a Member shall be paid promptly to the LLC upon request for such payment from the LLC, and if not so paid, the LLC shall be entitled to claim against and deduct from the Capital Account of, or from any distribution due to, the affected Member for all such amounts.

14.4 <u>Apportionment of Amounts Withheld at the Source or Paid by the LLC</u>.

(a) If the LLC receives securities, disposition proceeds or other income with respect to which taxes have been withheld at the source or with respect to which the LLC makes payments to any taxing authority, the aggregate amount of such taxes so withheld or paid shall be deemed for all purposes of this Agreement to have been received by the LLC and then distributed by the LLC to and among the Members based on the amount of such withholding or other taxes attributable to each Member, as determined by the Board of Managers after consulting with the LLC's accountants or other advisers, taking into account any differences in the amount of such withholding or other taxes attributable to each Member because of such Member's status, nationality or other characteristics. The intent of the preceding sentence is to have the burden of taxes withheld at the source or paid or reimbursed by the LLC borne by those

Members to which such withholding or other taxes are attributable to the maximum extent possible. If the amounts deemed distributed to the Members in accordance with such sentence do not comport with the provisions of this Agreement relating to the apportionment of distributions among the Members, then, notwithstanding such distribution provisions, subsequent distributions to the Members shall be adjusted in an equitable manner by the Board of Managers to reflect the intent of such sentence.

(b) If the LLC is required to remit cash to a governmental agency in respect of a withholding obligation arising from an in-kind distribution by the LLC or the LLC's receipt of an in-kind payment, the Board of Managers may cause the LLC to sell an appropriate portion of the property at issue and, to the extent permitted by applicable Law (as determined by the Board of Managers), any resulting income or gain shall be allocated solely for income tax purposes entirely to the Member or Members in respect of which such withholding obligation arises (in such proportion as the Board of Managers shall determine in its reasonable discretion).

14.5 Notice to and Consent of Members. By executing this Agreement, each Member acknowledges that it has actual notice of and consents to (a) all of the provisions hereof (including the restrictions on Transfer), and (b) all of the provisions of the Certificate.

14.6 Further Assurances. The parties agree to execute and deliver any further instruments or documents and perform any additional acts which are or may become necessary to effectuate and carry on the LLC created by this Agreement.

14.7 Binding Effect. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

14.8 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

14.9 Title to LLC Property. Legal title to all property of the LLC will be held and conveyed in the name of the LLC.

14.10 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the County of New York, State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state or federal courts located in the County of New York, State of New York, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

14.11 Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement among the parties with respect to the subject matter herein. This Agreement and the Exhibits hereto replace and supersede all prior agreements by and among the Members or any of them in respect of the LLC. This Agreement and the Exhibits hereto supersede all prior written and oral statements; and no representation, statement, condition or warranty not contained in this Agreement or the Exhibits hereto will be binding on the Members or the LLC or have any force or effect whatsoever.

14.12 Counterparts. This Agreement may be executed in counterparts with the same force and effect as if each of the signatories had executed the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14.13 Confidentiality. Each Member hereby acknowledges that by virtue of such Member's Interests, such Member may have access, or the LLC may allow such Member access, to business, technical, other information, materials and/or ideas or this Agreement ("**Proprietary Information**," which term shall include, without limitation, anything such Member learns or discovers as a result of exposure to or analysis of any Proprietary Information). Therefore, other than with respect to an Affiliate of such Member (who agrees to be bound by this confidentiality provision), each Member hereby agrees that such Member will hold in confidence and will not possess or use (except as required to evaluate the proposed business relationship within the U.S.) or disclose any Proprietary Information except information such Member can document (a) is in the public domain through no fault of the Member's, (b) was properly known to the Member, without restriction, prior to disclosure by the LLC or (c) was properly disclosed to such Member by another person without restriction. The Members will not reverse engineer or attempt to derive the composition or underlying information, structure or ideas of any Proprietary Information. The foregoing does not grant any Member a license in or to any of the Proprietary Information. In accordance herewith, each Member also acknowledges and agrees that due to the unique nature of the Proprietary Information, any breach of this Section 14.13 would cause irreparable harm to the LLC for which damages are not an adequate remedy, and that the LLC

shall therefore be entitled to equitable relief in addition to all other remedies available at law. The LLC acknowledges that certain of the Members are in the business of venture capital investing and, therefore, review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the LLC. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the LLC.

14.14 No State-law Partnership. The Members intend that the LLC not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than for U.S. federal income tax purposes as set forth in this Section 14.14, and neither this Agreement nor any other document entered into by the LLC or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

14.15 Tax Classification. It is the intent of the Members that, prior to any conversion of the LLC to a corporate legal entity in compliance with the provisions of this Agreement, the LLC shall always be operated in a manner consistent with its treatment as a "partnership" for federal, state and local income and franchise tax purposes at all times that it has two (2) or more Members. In accordance therewith, (a) no Member shall file any election with any taxing authority to have the LLC treated otherwise, and (b) each Member hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment. The Members agree that at all times that it has two (2) or more Members, except as otherwise required by applicable law, they (i) will not cause or permit the LLC to elect (A) to be excluded from the provisions of Subchapter K of the Code, or (B) to be treated as a corporation or an association taxable as a corporation for any tax purposes; (ii) will cause the LLC to make any election reasonably determined by the Tax Matters Member to be necessary or appropriate in order to ensure the treatment of the LLC as a partnership for all tax purposes; (iii) will cause the LLC to file any required tax returns in a manner consistent with its treatment as a partnership for tax purposes; and (iv) have not taken, and will not take, any action that would be inconsistent with the treatment of the LLC as a partnership for such purposes.

14.16 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future laws applicable to the LLC effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14.17 No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

14.18 Interpretation. The titles and section headings set forth in this Agreement are for convenience only and shall not be considered as part of agreement of the parties. When the

context requires, the plural shall include the singular and the singular the plural, and any gender shall include all other genders. No provision of this Agreement shall be interpreted or construed against any party because such party or its counsel was the drafter thereof.

14.19 Aggregation of Units. All Units held or acquired by Affiliates of Members shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

THE COMPANY:

PROJECT M GROUP, LLC

By: ______________________

Name: Enrique Javier Abeyta Ubillos

Title: CEO

MEMBERS:

____

Enrique Javier Abeyta Ubillos

____

Skip Williamson

____

Brandon Geist

____

James Welch

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

THE COMPANY:

PROJECT M GROUP, LLC

By:______________________________

Name: Enrique Javier Abeyta Ubillos

Title: CEO

MEMBERS:

____
Enrique Javier Abeyta Ubillos

DocuSigned by:
25D366850D2D407
____
Skip Williamson

____
Brandon Geist

____
James Welch

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

THE COMPANY:

PROJECT M GROUP, LLC

By:______________________________

Name: Enrique Javier Abeyta Ubillos

Title: CEO

MEMBERS:

____

Enrique Javier Abeyta Ubillos

____

Skip Williamson

____

Brandon Geist

____

James Welch

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

THE COMPANY:

PROJECT M GROUP, LLC

By:________________________________

Name: Enrique Javier Abeyta Ubillos

Title: CEO

MEMBERS:

____

Enrique Javier Abeyta Ubillos

____

Skip Williamson

____

Brandon Geist

________________________________ 4/25/18

James Welch

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

[signature]
Edmund Sullivan

United Talent Agency, LLC

By:________________________________

Name:______________________________

Title:______________________________

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

MEMBERS:

____
Edmund Sullivan

United Talent Agency, LLC

By: ______________________________________

Name: Michael Sinclair

Title: Associate General Counsel

SCHEDULE A
TO THE
LIMITED LIABILITY COMPANY AGREEMENT OF PROJECT M GROUP LLC

MEMBERS; UNITS

Available upon request from the LLC.

EXHIBIT A

FORM OF PHANTOM EQUITY PLAN

(See Attached)

PROJECT M GROUP LLC

PHANTOM UNIT INCENTIVE PLAN

1. Purpose; Effectiveness

The purpose of the Project M Group LLC Phantom Unit Incentive Plan (the "**Plan**") is to provide incentives to selected employees of Project M Group, LLC, a Delaware limited liability company (the "**Company**"), to attract and retain such employees and to align such employees' interests with the interests of the Company. The Plan is intended to be a "bonus program" under Department of Labor Regulations Section 2510.3-2(c), and thereby exempt from the requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended.

The Plan is effective as of May 1, 2017 (the "**Effective Date**").

2. Definitions

For the purposes of the Plan, the following words and phrases shall have the meanings indicated, unless the context clearly indicates otherwise:

"**Administrator**" means the Board of Managers, or such Person or Persons whom the Board of Managers may designate from time to time to administer the Plan.

"**Affiliate**" means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person; provided, however, with respect to any Award subject to Section 409A of the Code, the term "*Affiliate*" shall mean any member of the Company's control group within the meaning of Treasury Regulation Section 1.409A-1(h)(3), as such may be modified or amended from time to time, by applying the "at least 50 percent" provisions thereof.

"**Award**" means an award of Phantom Units granted by the Company to a Participant, to be earned, vested and settled under the terms of the Plan and the applicable Award Agreement.

"**Award Agreement**" means an agreement offered to a Participant by the Company and signed and submitted by the Participant in accordance with Section 4.

"**Board of Managers**" means the Board of Managers of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Class A Holders**" means those members of the Company holding Class A Common Units.

"**Class A Common Units**" means the membership interests in the Company designated as Class A Common Units pursuant to the Operating Agreement.

“**Company**” shall have the meaning set forth in Section 1 above, and any of its successors.

“**Control**” (including the terms “**Controlled by**” and “**under common Control with**”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“**Effective Date**” shall have the meaning set forth in Section 1 above.

“**Liquidation Event**” shall have the meaning ascribed to it in the Operating Agreement.

“**Operating Agreement**” means that limited liability company Operating Agreement of the Company dated as of May 1, 2017, as same may be amended from time to time.

“**Participant**” means an individual who is selected to participate in the Plan in accordance with the requirements of Section 4.

“**Person**” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“**Per Unit Threshold Amount**” means the Sale Proceeds, on a per Class A Common Unit basis, in a Liquidation Event with total proceeds payable in respect of the all membership interests of the Company equal to the Threshold Amount, disregarding any amounts that would be payable in respect of Phantom Units.

“**Phantom Units**” means Phantom Units allocated to Participants hereunder.

“**Plan**” shall have the meaning set forth in Section 1 above.

“**Plan Period**” means the period commencing on the Effective Date and ending on a Liquidation Event.

“**Sale Proceeds**” means the aggregate proceeds of a Liquidation Event occurring after the Start Date, payable to the Class A Holders.

“**Sale Proceeds Payment**” means the cash and/or stock payment equal to (i) the Sale Proceeds, on a per Class A Common Unit basis (taking into account all of the vested Phantom Units issued by the Company as if they were Class A Common Units) minus an amount equal to the Per Unit Threshold Amount, times (ii) the number of vested Phantom Units held by a Participant under this Agreement as of the date of the Liquidation Event.

"**Start Date**" shall have the meaning set forth in the applicable Award Agreement.

"**Threshold Amount**" means the fair market value of the Company as of the applicable Start Date, as set forth in the applicable Participant's Award Agreement.

3. Administration

The Plan shall in all respects be administered by the Administrator. The Administrator shall have all powers necessary to administer the Plan, including discretionary authority to determine (a) the individuals to be offered Awards under the Plan, (b) the maximum number of such Phantom Units available for allocation to Participants and (c) the terms of each such Award. The Administrator may from time to time establish rules for the administration of the Plan, and shall have the exclusive right to interpret the Plan (including but not limited to the resolution of any inconsistencies or ambiguities that may arise with respect to the terms and conditions of the Plan) and to make all determinations necessary and advisable in connection with the administration and operation of the Plan. The discretion granted to the Administrator with respect to the Plan applies both to factual and legal determinations. All rules, interpretations and decisions of the Administrator shall be conclusive and binding on the Company, the Participants and on any and all other interested parties. The Administrator may delegate the responsibility for performing any administrative and ministerial functions under the Plan as the Administrator sees fit and in the Administrator's sole discretion. The Administrator may retain and supervise outside providers, third party administrators, record keepers and professionals (including in-house professionals) to perform any or all of the duties delegated to it hereunder.

Neither the Company (including any Affiliate thereof) nor the Administrator shall be liable for any act or action hereunder, whether of omission or commission, by any other member or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated or for anything done or omitted to be done in connection with the Plan. The Company shall, to the fullest extent permitted by law, indemnify the Administrator and the Administrator's designees against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement, actually and reasonably incurred by the Administrator or such Person in connection with any threatened, pending or actual suit, action or proceeding (whether civil, criminal, administrative or investigative in nature or otherwise) in which the Administrator or such Person may be involved by reason of the fact that the Administrator or such Person is or was serving the Plan in any capacity.

4. Participants; Award Agreements

From time to time, the Administrator may select one or more employees of the Company to participate in the Plan and to receive an Award. Each such employee, upon signing and returning to the Company the Award Agreement setting forth the terms of such Award, shall become a Participant in the Plan.

Each Award Agreement shall be substantially in the form attached as Exhibit A hereto and with such other terms and conditions that the Administrator, in its sole discretion, shall determine to be appropriate or necessary.

5. Award of Phantom Units; Adjustment, Reduction, Forfeiture and Repurchase

Each Award Agreement shall set forth the number of Phantom Units that will be awarded to each Participant as so determined by the Administrator, in its sole discretion. Holders of Phantom Units shall have the right to receive from the Company, subject to and in accordance with the terms of the relevant Award Agreement and the Plan, the Sales Proceeds Payment in respect of such Phantom Units as determined in accordance with the terms and conditions of the Plan.

The number of Phantom Units awarded to each Participant shall be subject to appropriate adjustment in the event of any unit dividend, unit split, combination or other similar recapitalization.

Should a Participant's employment with the Company be terminated by the Company for cause (as determined by the Administrator) or by such Participant for any reason (including, without limitation, Participant's resignation, death or disability) prior to a Liquidation Event, such Participant shall thereupon forfeit all vested and unvested Phantom Units and any right or entitlement to receive any Sale Proceeds Payment under the relevant Award Agreement and the Plan. Notwithstanding the foregoing, should a Participant's employment be terminated by the Company without cause, (i) Participant shall thereupon forfeit only those Phantom Units which remain unvested at the time of such termination and any right to receive any Sale Proceeds Payment with respect to such unvested Phantom Units under the Relevant Award Agreement and the Plan and (ii) the Company, or its assignee, shall have the option (but not the obligation) to repurchase any vested Phantom Units held by such Participant, by written notice to such Participant at any time (the "**Repurchase Notice**") for an amount equal to the fair market value of such Phantom Units, as determined by the Administrator in good faith, on the date of the Repurchase Notice. The Company and any applicable Participant shall use good faith efforts to effect and finalize any such repurchase within 30 days following the date of the Repurchase Notice.

For the purposes of the Plan, a Participant ceases to be employed by the Company at the date when his or her employment is terminated by the Company without notice or, where notice is given either by the Participant or the Company, the date when notice is actually given and not the date when employment actually terminates (other than where the Company requests or requires the employee to work during the notice period, in which case the date employment actually terminates will apply).

Any Award may be reduced or withdrawn, in whole or in part, by the Administrator to take account of any decision of the Administrator that the Participant's performance fell below the performance standard required of the Participant in the Plan Period. The amount of any reduction (which may be up to 100%) shall be determined by the Administrator in good faith. Examples of when this Section 5 may be enacted include, but are

not limited to, when the Participant is subject to performance counselling, or has been found to have committed acts consistent with misconduct or a serious breach of the Company's policies.

Any Award which is payable to a Participant may be reduced to reflect periods of absence totalling more than eight (8) weeks in any calendar year during the Plan Period. The amount of any adjustment shall be determined by the Administrator in its sole discretion. Examples of when this Section 5 may apply are when a Participant takes a period of annual leave, parental leave or long service leave (or combination thereof) that exceeds eight (8) weeks in any calendar year during the Plan Period.

6. Valuation and Payment

Following a Liquidation Event, each Participant's Phantom Units shall be valued by the Administrator to determine such Participant's Sale Proceeds Payment.

Each Participant shall receive such Participant's Sale Proceeds Payment from the Company at such time(s) as the Class A Holders receive the Sale Proceeds after a Liquidation Event. To the extent Class A Holders are to receive the Sale Proceeds in a single payment, the Company shall pay the Sale Proceeds Payment to each Participant in a single payment, within sixty (60) days of the occurrence of the Liquidation Event. However, if the Class A Holders are to receive the Sale Proceeds in installments or as part of an earn-out or subject to a holdback of any kind ("**Contingent Sale Proceeds**"), to the extent permitted under Treasury Regulation section 1.409A-3(i)(5)(iv), the Company shall pay the Sale Proceeds Payment to Participants on the same schedule and based on the same terms and conditions as apply generally to the Sale Proceeds received by the Class A Holders, in each case to be paid as soon as practicable following such Class A Holders' receipt of each such installment (but in no event will such payments be made later than the 15th day of the third month of the calendar year following the date such installment is due to the Members). Should the Sale Proceeds to be paid to Class A Holders be in a combination of cash and equity, the Company shall pay the Sale Proceeds Payment to each Participant, in its sole discretion, either (a) in cash and phantom equity (of the entity of which the Company receives equity (the "**Purchaser**")) in the same proportions of cash and equity as are received by the Class A Holders as the Sale Proceeds or (b) in all cash (in an amount equivalent to such payment in (a)); provided, that the Purchaser shall have the right to elect to pay each Participant common equity rather than phantom equity with respect to payments made pursuant to clause (a).

7. Withholding

Notwithstanding any other provision of the Plan or any Award Agreement, all amounts earned by and/or distributed to any Participant pursuant to the Plan shall be subject to all applicable legally required U.S. federal, state and local income taxes and withholding obligations. Such withholding obligations shall be satisfied in accordance with rules established by the Administrator for this purpose by withholding amounts otherwise payable to a Participant, requiring a Participant to remit to the Company the amount of any required withholding, or taking any other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.

8. Operation of the Company

Notwithstanding any other provision of the Plan or any Award Agreement, the existence of the Plan, any Award Agreement and the Awards granted hereunder and thereunder shall not affect or restrict in any way the right or power of the Company, the Board of Managers or the members of the Company to manage and operate the Company in any manner or make any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. Each Participant understands, acknowledges and agrees that the Board of Managers and the members of the Company are entitled to manage and operate the Company and its businesses in their sole and absolute discretion. By accepting an Award and signing the Award Agreement, each Participant acknowledges and agrees that there is no guarantee that he or she will ever receive any payment in respect of such Award and that whether any such payment would ever be made is highly speculative. Each Participant further agrees that no Participant shall have any claim against the Company, any of its Affiliates, the Board of Managers or the members of the Company, and the Company, its Affiliates, the Board of Managers and the members of the Company will have no liability to any Participant with respect to the management and operation of the Company, including any impact thereof on the payments, if any, to the Participant pursuant hereto.

9. No Assignment

An Award and Phantom Units shall be personal to a Participant and may not be transferred, assigned or changed. Neither a Participant nor any other Person shall have any right to sell, assign, transfer, pledge, mortgage or otherwise encumber, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other Person, nor be transferable by operation of law in the event of a Participant's or any other Person's bankruptcy or insolvency.

10. Plan Amendment and Termination; Duration

The Administrator may at any time amend or terminate the Plan in whole or in part. In connection with any termination of the Plan, the Administrator may, in its discretion, accelerate the payment of Awards in accordance with the requirements of Section 409A of the Code and the Treasury Regulations and guidance issued thereunder. Unless extended by the Board of Managers, no Award shall be granted under this Plan after a Liquidation Event.

11. Confidentiality

Details of the Plan and any Award are confidential and Participants shall not disclose such information, whether internally or externally, to any Person during or after their period of employment.

12. Designation and Change of Beneficiary

Each Participant may file with the Administrator a written designation of one or more Persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Administrator. The last such designation received by the Administrator shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Administrator prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

13. No Rights as a Member

No Person shall be entitled to the privileges of ownership (including, without limitation, any distributions and voting rights) in respect of membership interests of, or other equity interests in, the Company solely by reason of any Awards hereunder.

14. Payments to Persons Other Than Participants

If the Administrator shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Administrator so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Administrator to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Administrator and the Company therefor.

15. Compliance with Section 409A

The provisions of this Plan shall be interpreted to comply with or be exempt from Section 409A of the Code, and all provisions of this Plan and the Award Agreements shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. The Company does not guarantee the tax treatment of the benefits provided under this Plan, and in no event shall the Company be liable for any additional tax, interest or penalty that may be imposed on the employee by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

16. No Employment Contract

The Plan does not constitute a contract of employment and nothing in the Plan or any Award Agreement shall confer upon any employee a right to continue in the employment of the Company or to receive any other compensation or affect any right of the Company or any Affiliate to terminate a Participant's employment.

17. Relationship to Other Benefits

No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan. For the purpose of calculating severance, redundancy or other separation packages, payments made under this Plan are not deemed to be ordinary earnings. Such calculations shall be made on base salary only.

18. Expenses; Titles and Headings

The expenses of administering the Plan shall be borne by the Company and its Affiliates. Titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

19. Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction, shall not invalidate or render unenforceable such provision in any other jurisdiction.

20. Governing Law

The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of the State of New York.

* * *

EXHIBIT A

FORM OF
PROJECT M GROUP, LLC
PHANTOM UNIT INCENTIVE PLAN
AWARD AGREEMENT

[*Insert Date*]

[*Insert Participant's Name***]**
[*Insert Participant's Address***]**

Dear **[***Insert Name***]**:

You have been selected to receive an Award of Phantom Units under the Project M Group, LLC Phantom Unit Incentive Plan (the "**Plan**"). A copy of the Plan is attached. In order to receive your Award, you must agree to the terms of this Award Agreement and the Plan by signing and dating where indicated below and returning a signed copy of this Award Agreement by **[***Insert Date***]**. You should keep a copy of this Award Agreement and the Plan for your records. Your Award and this Award Agreement shall in all cases be subject to the terms of the Plan and, in the event of any conflict between the terms of this Award Agreement and the Plan, the terms of the Plan shall govern. Capitalized terms that are not otherwise defined in this Award Agreement have the same meanings as under the Plan.

The specific terms of your Award are set forth below:

1. Phantom Units: On the Start Date set forth below, the Company shall award you [____] Phantom Units, all of which shall initially be unvested, and such Phantom Units shall vest [in three (3) equal installments on the first, second and third anniversaries of the Start Date]. [Effectively upon the consummation of a Liquidation Event, all unvested Phantom Units shall immediately vest.][1]

2. Start Date: Your Start Date is ________ __, 201_.

3. Threshold Amount: Your Threshold Amount is $[___][2] per Phantom Unit.

PLEASE REVIEW THE PLAN CAREFULLY AND ENSURE THAT YOU FULLY UNDERSTAND THE TERMS AND CONDITIONS OF YOUR AWARD OF PHANTOM UNITS.

---

[1] Accelerated vesting upon a Liquidation Event to be decided on a case-by-case basis.

[2] This will be the FMV of the Company as of the applicable Start Date per the Company's most recent valuation.

YOU ARE ENCOURAGED TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL IF YOU HAVE ANY QUESTIONS WITH RESPECT TO THE TERMS OF THE, THIS AWARD AGREEMENT OR YOUR AWARD.

This Award Agreement and the Plan constitute the entire understanding between you and the Company with respect to your Award.

Yours truly,

____
Enrique Javier Abeyta Ubillos,
Chief Executive Officer
PROJECT M GROUP, LLC

ACKNOWLEDGED AND AGREED:

____
[*Insert Participant's Name***]**

____
Date